COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Mark A. Cowan

Re:	Columbia Funds Variable Insurance Trust (“CFVIT”); Registration Nos. 33-14954; 811-05199

Dear Mr. Cowan:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us in connection with post-effective amendment no. 48 to the registration statement of CFVIT, filed with the SEC on February 15, 2013, relating to its series Variable Portfolio – Goldman Sachs Commodity Strategy Fund (the “Fund”). The staff’s comments are set forth below, and are followed by our responses.

Fees and Expenses of the Fund

Comment 1:	Either remove the caption “Shareholder Fees,” or change “None” to N/A. Some of these fees may be assessed at the contract level.

Response: We will remove the Shareholder Fees table.

Comment 2:	Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing’s effective date.

Response: The updated table and examples have been provided.

The Fund’s Investment Through a Controlled Foreign Corporation (“CFC” or “Subsidiary”)

Comment 3:	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Fund tests compliance with the provisions of Sections 8 and 18 of the 1940 Act governing investment policies, capital structure and leverage on a consolidated basis.

Comment 4:	Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The CFC has entered into an Investment Management Services Agreement (the “CFC IMSA”) with Columbia Management Investment Advisers, LLC (“CMIA”), which is also the investment adviser of the Fund. The Investment Management Services Agreement (the “Parent IMSA”) between CMIA and CFVIT, on behalf of the Fund, has been entered into pursuant to Section 15 of the 1940 Act and the CFC IMSA will terminate if the Parent IMSA terminates. Although the CFC IMSA is not subject to Section 15 of the 1940 Act because the CFC is not a registered investment company, the Board of Trustees of CFVIT, including a majority of the trustees who are not “interested persons” of CFVIT, consider the CFC IMSA, including the overall advisory fee rates paid for advisory services to the Fund and the CFC, and can effectively terminate the CFC IMSA by terminating the Parent IMSA. A form of CFC IMSA has been filed as an exhibit to the registration statement of CFVIT.

Comment 5:	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: JPMorgan serves as custodian of both the Fund and the CFC. The CFC complies with the 1940 Act provisions relating to affiliated transactions and custody applicable to the CFC and its transactions.

Comment 6:	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: As disclosed under “Principal Risks—Tax Risk” in the Fund’s prospectus, the Fund has not obtained a private letter ruling from the IRS generally concluding that income earned by the Fund in respect of its CFC, whether or not currently distributed by the CFC, is “qualifying income” for purposes of the annual source-of-income test applicable to all regulated investment companies (“RICs”) under Section 851(b)(2) of the Internal Revenue Code (“Code”). Although private letter rulings issued to other RICs cannot be used or cited as precedent by others, the Fund has generally structured its CFC based on the reasoning of those private letter rulings and, after conferring with Fund counsel, the Fund believes that its CFC is operated in a manner that gives rise to qualifying income.

In particular, in general, the Fund believes that any income the Fund earns in respect of its CFC (all of which typically constitutes “subpart F income” under the Code) falls squarely within the flush language of Code Section 851(b) and thus constitutes qualifying income under the statute. Very generally, the flush language provides that any subpart F income of a CFC that a RIC is required to include in its gross income in a tax year and that is currently distributed to the RIC by the CFC (i.e., by the end of the tax year) will be treated as “dividends” for purposes of the qualifying income test; dividends are expressly listed in Section 851(b)(2) as a type of qualifying income. Consistent with this provision, the CFC generally distributes to the Fund any subpart F income earned by the Fund in a tax year in respect of the CFC by the end of each such tax year.

Comment 7:	Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

Response: We believe the description of the Fund’s principal investment strategies and principal risks reflects the aggregate operations of the Fund and the CFC.

Comment 8:	Confirm that the financial statements of the CFC will be consolidated with those of the Fund.

Response: The CFC’s financial information will be consolidated in the Fund’s financial statements.

Comment 9:	Confirm in correspondence that: (1) the CFC’s expenses will be included in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the Fund’s registration statement.

Response: We hereby confirm: (1) the CFC’s expenses will be included in the fee and expense table of the Fund’s prospectus; (2) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (3) the CFC’s board of directors will sign post-effective amendments to CFVIT’s registration statement with respect to the Fund. We are in the process of considering with local counsel how the Subsidiary would designate an agent for service of process in the United States.

Principal Strategy

Comment 10:	There is significant disclosure about investments in the Subsidiary, which comprise up to 25% of the Fund’s assets. Please provide more information on how the remaining 75% of assets may be invested.

Response: In addition to its investment in the CFC, the Fund will invest in fixed-income securities to enhance returns and, in connection with the use of derivatives, may hold significant amounts of cash that may be invested in U.S. government securities and short-term debt securities. After review, we believe these investments are appropriately disclosed in the principal investment strategy section of the Fund’s prospectus.

Performance

Comment 11:	Please explain whether the Dow Jones-UBS Commodity Index is the secondary index, or the primary index. If the primary, please explain supplementally why you believe it to be an appropriate broad based securities market index as required by Item 4.

Response: The Fund’s sole benchmark is the Dow Jones-UBS Commodity Index Total Return, which is composed of the futures contracts and physical commodities within the Dow Jones-UBS Commodity Index, with an added component representing a fixed-income or cash allocation. The Dow Jones-UBS Commodity Index Total Return is a broad-based index that is appropriate to the investment strategy of the Fund.

Expense Reimbursement Agreement

Comment 12:	Please clarify whether the carve-out of pooled investment vehicle expenses includes the Subsidiary.

Response: Unless subject to other applicable exceptions, the expenses of the Subsidiary are included in the expenses of the Fund when applying the fee and expense cap.

We hope that this response adequately addresses your comments. CFVIT accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFVIT acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFVIT further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust

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